

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 24, 2017

Michelle Kley
Chief Legal and Compliance Officer
SSL MDA Holdings, Inc.
One Market Plaza, Suite 4025
Spear Tower
San Francisco, CA 94105

> **Re:** **MacDonald, Dettwiler and Associates Ltd.**
> **Registration Statement on Form F-4**
> **Filed April 27, 2017**
> **File No. 333-217512**

Dear Ms. Kley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please disclose the total number of MDA common shares to be issued pursuant to the merger and the percentage of total outstanding MDA common shares this will represent after the merger.

2. To provide context, please disclose the closing price of MDA common shares on the dates referenced in your disclosure regarding the amount of a premium the merger consideration represented.

Summary, page 1

3.   Please disclose that MDA has covenanted to use its best efforts to reincorporate in the United States by the end of 2019.

Financing for the Merger, page 7

4.   Please disclose the total amount of funds to be provided by MDA to consummate the merger and the amount of funds needed for each purpose.

Risk Factors, page 32

The merger may result in MDA being treated as a U.S. corporation for U.S. federal income tax purposes, p. 38

5.   We note that a condition to the merger is the receipt by you and DigitalGlobe of tax opinions to the effect that Section 7874 of the Code should not apply so as to cause you to be treated as a U.S. corporation for U.S. federal income tax purposes. Please tell us whether you plan to file this tax opinion or form of tax opinion as an exhibit to your filing.

Background of the Merger, page 61

6.   We note that your last contact with Party E was on February 9, 2017. Consider expanding your Background of the Merger section to discuss, if true, DigitalGlobe's reason(s) for not pursuing further contact with Party E. If DigitalGlobe did pursue further contact, discuss the results of those attempts.

Pro Forma Condensed Combined Statement of Earnings, page 182

7.   With respect to Note 4(a), please describe in detail the calculation of the adjustments. Specifically, please clarify the differences between IFRS and U.S. GAAP in revenue recognition on contract renewals. We note your disclosure in Note 4(a)(2) on page 186.

Recently Issued Accounting Pronouncements, page 219

8.   Your disclosure states that you have commenced a preliminary assessment of the potential impacts of IFRS 15 on your financial statements. Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that

adoption of IFRS 15 is expected to have on your financial statements, please also disclose such amounts. Please refer to IAS 8.30.

Exhibits

Exhibit 5.1 Opinion of Stikeman Elliott LLP regarding the validity of the MDA common shares

9.   We note counsel's statement in its legality opinion that "[t]his opinion may not be used or relied upon by you for any other purpose or used or relied upon by any other person." The second clause of this statement appears to limit reliance on the opinion to just MDA and to exclude any other person, including shareholders of DigitalGlobe who will be receiving the MDA common shares. Please have counsel remove this limitation. For guidance, please refer to Section II.B.3.d. of Staff Legal Bulletin No. 19 (CF).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Jeffery B. Floyd
       Vinson & Elkins LLP